Filed by Citizens Financial Services, Inc.
(Commission File No. 001-41410)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: HV Bancorp, Inc.
(Commission File No. 001-37981)

The following presentation was made available on the Citizens Financial Services, Inc. website on October 19, 2022.

 INVESTOR PRESENTATION:  STRATEGIC ACQUISITION OF HV BANCORP, INC.

 2  Legal Disclosures  Forward-Looking Statements  This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about CZFS and HVBC and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding CZFS’ or HVBC’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to CZFS or HVBC, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.  Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of CZFS and HVBC may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of HVBC may fail to approve the merger; (6) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate HVBC’s operations and those of CZFS; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) CZFS’s and HVBC’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by CZFS’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (14) legislative and regulatory changes; and (15) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CZFS, HVBC and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in CZFS’ and HVBC’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2021 and in subsequent filings with the Securities and Exchange Commission (“SEC”).  Forward-looking statements speak only as of the date they are made. CZFS and HVBC do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of  anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

 3  Legal Disclosures  Additional Information and Where to Find it  In connection with the proposed transaction, CZFS expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of HVBC that also constitutes a prospectus of CZFS (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to HVBC’s shareholders when it becomes available. CZFS and HVBC also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CZFS, HVBC AND THE PROPOSED TRANSACTION. You may obtain a free copy of  the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by CZFS and HVBC with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by CZFS with the SEC will be available free of charge on CZFS’ website at www.firstcitizensbank.com or by directing a request to Citizens Financial Services, Inc., 15 S. Main Street, Mansfield, PA 16933, attention: Corporate Secretary (570) 622-2121. Copies of the documents filed by HVBC with the SEC will be available free of charge on HVBC’s website at www.myhvb.com or by directing a request to HV Bancorp, Inc., 2005 South Easton Road, Suite 304, Doylestown, PA 18901, attention: Corporate Secretary (267) 280-4000.  No Offer  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Participants in Solicitation  CZFS and HVBC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about CZFS’ executive officers and directors in CZFS’ definitive proxy statement filed with the SEC on March 10, 2022. You can find information about HVBC’s executive officers and directors in HVBC’s definitive proxy statement filed with the SEC on April 14, 2022. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from CZFS or HVBC using the sources indicated above.

 4  Total Assets  $570,647  Total Loans  $391,338  Total Deposits  $481,510  Loans / Deposits  81.27%  % of Core Deposits(2)  96.81%  TCE / TA  7.22%  Bank Leverage Ratio  9.36%  Bank CET 1 Ratio  12.20%  Bank Tier 1 Ratio  12.20%  Bank TRBC Ratio  12.90%  Net Interest Margin  3.34%  ROAA  0.46%  ROAE  6.23%  Efficiency Ratio  77.80%  Net Income  $640  NPAs/Assets  0.49%  LLR/Gross Loans  0.73%  NCOs/Average Loans  0.10%  All rankings shown exclude banks with total assets greater than $10.0 billion  Core deposits defined as total deposits less time deposits > $100k Note: Dollars in thousands  Note: Financial data as of June 30, 2022  Source: S&P Capital IQ Pro  Overview of HV Bancorp, Inc.  Well Positioned Market Footprint(1)  Market  Rank  HVBC is the holding Company of Huntingdon  Valley Bank, which was founded in 1871 as a mutual institution and converted to a stock institution in 2017  HVBC is led by Travis Thompson, the Chairman and CEO, who has overseen HVBC’s transformation since he joined in 2013  HVBC has the 19th largest deposit market share in the Philadelphia MSA(1)  HVBC has seen a total asset Compound Annual Growth Rate (“CAGR”) of 24.0% since 2017  Burlington County, NJ #8  Philadelphia County, PA #13  Montgomery County, PA #7  Bucks County, PA #13  Capital Summary  Balance Sheet  Profitability (06/30/2022)  Asset Quality

 5  First Citizens & Huntingdon Valley  Combination of Like-Minded Institutions  Headquarters:  Mansfield, PA  Doylestown, PA  Executive Management:  Randall E. Black  Travis J. Thompson  Assets:  $2.2B  $570.6M  Loans:  $1.6B  $391.3M  Deposits:  $1.9B  $481.5M  Loans / Deposits (%):  84.9%  81.3%  LTM ROAA (%):  1.31%  0.49%  LTM ROAE (%):  12.92%  6.55%  LTM Efficiency Ratio (%):  54.4%  84.6%  LTM NIM (%):  3.40%  3.00%  NPAs/Assets (%):  0.67%  0.49%  Reserves/Loans (%):  1.10%  0.73%  Note: Financial data shown as of June 30, 2022

Compelling Strategic Rationale

Creating Scale and Enhancing Shareholder Value

Proactive Transaction

- Pro forma Company approaching $3B in assets – immediate loan growth of ~$400M[1]
- Addition of experienced and talented pool of community banking leaders
- Presents strong market entrance into Southeastern Pennsylvania markets and is geographically complementary to prior acquisitions in Delaware markets
- HVBC is in the middle of a commercial bank transformation – doubling total assets since 2017 and recomposing its balance sheet
- Attractive pro forma loan and deposit mix expected to enhance future banking relationships and better position the pro forma Company in the current interest rate environment

Strategically Compelling

- Accretion/dilution and earn-back metrics are within market acceptable guardrails
- Continues to establish CZFS as the consolidator of choice in its markets
- Acquisition with ~95% pay-to-trade ratio utilizes strong CZFS currency[2]
- Pro forma market capitalization positions for Russell 3000 anticipated participation in 2023

Low Risk Transaction

- Retention of key players to the franchise – existing HVBC leadership will join the CZFS executive team and board of directors (1 Hold Co. / 2 Bank)
- HVBC will represent approximately 22.5% of the pro forma balance sheet
- Historical track record of strong asset quality as a result credit culture within HVBC
- Conservative merger-related assumptions
- Detailed credit review by internal CZFS team and independent external team

FCCB
FIRST CITIZENS COMMUNITY BANK

(1) Financial data shown as of June 30, 2022
(2) Based upon CZFS common stock closing price of $70.26 per share as of October 18, 2022

6

 7  First Citizens & Huntingdon Valley  Community-Focused Institution  Attentive to Customers  Disciplined Lending Practices  Entrepreneur Sales Culture  Preferred Community Bank in its Markets  Serving the Local Business Community  Employer of Choice  Combination of Like-Minded Institutions  Community-oriented banks providing exceptional levels of service and driving high levels of performance for shareholders

 8  Transaction  Citizens Financial Services, Inc. (“CZFS”) , parent of Frist Citizens Community Bank (“FCCB”), will acquire 100% of HV Bancorp, Inc.’s (“HVBC”) outstanding common stock  Consideration Mix  80% stock / 20% cash  Subject to shareholder election  Per Share Consideration(1)  $30.50 per share in cash per share of HVBC common stock; or  0.4000 shares of CZFS common stock per HVBC share  $28.58 blended price per share based on CZFS stock price as of October 18, 2022(1)  Aggregate Consideration  $67.4 million at announcement(1) including cashed out options  Price Protection  Fixed exchange ratio  20% double trigger downside price protection  Announcement Metrics  Price to tangible equity of 163.4% on a fully diluted basis  Price to tangible equity (excluding AOCI) of 153.1% on a fully diluted basis  Price/LTM Earnings of 21.2x  Premium to core deposits(2) of 4.0%  Personnel  Key executives from HVBC to join executive team at CZFS and First Citizens Community Bank, including HVBC CEO Travis Thompson and HVBC President Bob Marino  Approvals & Close  HVBC shareholder approval  Will seek customary approvals from PA and the Federal Reserve  Expected closing in the 1st half of 2023  Based upon CZFS common stock closing price of $70.26 per share as of October 18, 2022  Core deposits defined as total deposits less time deposits > $100k Note: Financial data shown as of June 30, 2022, unless otherwise noted  Transaction Overview

 9  Pro Forma Institution – A Premier Community Bank  Based upon market data as of October 18, 2022  Combined annual earnings = HVBC LTM earnings + CZFS LTM earnings + after-tax estimated cost saves Note: Financial data shown as of June 30, 2022  Note: Dollars in thousands  $2.8B  Assets  $2.0B  Loans  $2.4B  Deposits  $236M  Tier 1 Capital  $329M  Market Cap.(1)  44  Locations  4  States  18  Counties  436  Team Members  $35.6M  Combined Annual Earnings(2)

 10  Combined Group of Talented Bankers  Randall Black  CZFS CEO since 2004  Started his banking career at CZFS in 1993  Penn State Board of Trustees  Director of the Federal Reserve Bank of Philadelphia  Pennsylvania Bankers Association Board - 2nd Vice Chair  30  Mickey Jones  CZFS Chief Operating Officer / Former CZFS CFO  Current CZFS Board Member  Certified public accountant  20  Travis Thompson  HVBC CEO since 2013 / Chairman since 2016  Former practicing attorney in the community banking division of a prominent regional law firm  25  Robert J. Marino  HVBC President and Vice Chairman  Former Delaware Valley Region Market for Valley Green Bank  President of Southeast Region for National Penn  Founder of Spring Garden Lending  35  David Richards Jr.  CZFS Executive Vice President and Central Market President  Current CZFS board member  Former CEO of Nittany Bank / Former EVP at S&T  40  Banker Community Bank Experience  Years

 11  Note: Bank level regulatory data shown Source: Company-Filed Documents  HV Bancorp, Inc. – A Transformational Story  Deposit Mix  Loan Composition  Huntingdon Valley Bank was formed in 1871 as a mutual bank - 150+ year legacy  HVBC executed a successful stock conversion in 2017 and has been executing a transformation strategy to create a strong commercial bank since the conversion  Loans and deposits now represent a more commercially focused bank  1Q2017 2Q2022  1-4 Family Res.  81.2%  HELOC 4.7%  Owner - Occ CRE 6.0%  Other CRE 3.9%  Multifamily  0.2%  C&D C&I 2.6% 1.4%  C&D 13.6%  1-4 Family Res.  47.1%  HELOC 0.6%  Owner - Occ CRE 6.6%  Other CRE 10.8%  Multifamily 4.6%  C&I 15.6%  Consr & Other 1.0%  Non Int. Bearing 12.0%  NOW Accts 40.2%  MMDA &  Sav 30.0%  Time <  $100k 9.2%  Time >  $100k 8.6%  Non Int. Bearing 24.7%  NOW Accts 39.0%  MMDA &  Sav 28.3%  Time <  $100k 4.9%  Time >  $100k 3.2%

 12  Non Int. Bearing 21.5%  NOW  Accts 11.0%  MMDA &  Sav 53.4%  $100k 6.4%  Time < Time >  $100k 7.7%  Non Int. Bearing 24.7%  NOW Accts 39.0%  MMDA &  Sav 28.3%  Time <  $100k 4.9%  Time >  $100k 3.2%  Non Int. Bearing 20.7%  NOW  Accts 3.9%  MMDA &  Sav 59.8%  $100k 6.7%  Time < Time >  $100k 8.9%  C&D 6.3%  1-4 Family Res.  25.8%  HELOC 1.5%  Owner - Occ CRE 10.6%  Other CRE 21.0%  C&I 6.3%  Consr & Other 5.8%  Ag. 17.6%  C&D 4.5%  1-4 Family Res.  20.3%  HELOC 1.7%  Owner - Occ CRE 11.6%  Other CRE 23.6%  Consr & Other 7.0%  C&I 3.9%  Multifamily 5.3%  Ag. 22.2%  C&D 13.6%  1-4 Family Res.  47.1%  HELOC 0.6%  Owner - Occ CRE  6.6% Multifamily  5.1%  Other CRE 10.8%  C&I 15.6%  Consr & Other 1.0%  Note: Bank level regulatory data shown Source: Company-Filed Documents  $1.6B  Total  Complementary Loan & Deposit Mix  Loan Composition  Deposit Mix  $0.4B  Total  $2.0B  Total  MRQ Yield: 4.49%  Multifamily 4.6%  MRQ Yield: 4.67%  MRQ Yield: 4.53%  Pro Forma  $1.9B  Total  $0.5B  Total  $2.4B  Total  Cost of Total Deposits: 0.29%  Cost of Total Deposits: 0.28%  Cost of Total Deposits: 0.28%

Extends Presence in Highly Attractive Southeastern PA

Highly-Ranked Pro Forma Deposit Market Share

Southeastern PA Region			June 30, 2022		
2022 Rank	Under $10B Rank	Institution	Branches	Deposits ($000)	Market Share (%)
15	4	Republic First Bancorp, Inc. (PA)	15	$1,946,940	1.1
16	5	Meridian Corp. (PA)	7	1,570,777	0.9
17	--	JPMorgan Chase & Co. (NY)	33	1,239,093	0.7
18	6	FNB Bancorp Inc. (PA)	15	1,239,060	0.7
19	7	QNB Corp. (PA)	10	1,212,606	0.7
20	8	S&T Bancorp, Inc. (PA)	14	891,139	0.5
21	9	Harleysville Financial Corp. (PA)	7	779,084	0.5
22	10	Malvern Bancorp, Inc. (PA)	8	663,214	0.4
23	--	Customers Bancorp, Inc. (PA)	6	578,379	0.3
24	11	Phoenixville Federal Bk & Tr (PA)	7	529,844	0.3
		Pro Forma Entity	**9**	**513,373**	**0.3**
25	**12**	**HV Bancorp Inc. (PA)**	**8**	**485,598**	**0.3**
26	13	Quaint Oak Bancorp Inc. (PA)	2	485,294	0.3
27	14	Citizens & Northern Corp. (PA)	4	474,800	0.3
28	15	Hatboro Federal Savings (PA)	4	452,076	0.3
29	16	William Penn Bancorp. (PA)	9	443,825	0.3
30	17	The Victory Bancorp (PA)	1	415,224	0.2
31	18	Tompkins Financial Corporation (NY)	7	400,962	0.2
32	19	First Resource Bancorp (PA)	3	381,637	0.2
33	20	Ambler Savings Bank (PA)	7	361,512	0.2
34	21	United Savings Bank (PA)	6	352,654	0.2
60	**44**	**Citizens Financial Services (PA)**	**1**	**27,775**	**0.0**
Total			**1009**	**$171,529,245**	**100.0**

Attractive Pro Forma Branch Franchise Footprint


Acquisition of FNB Fredericksburg in Dec 2015
Acquisition of MidCoast In April 2020
HVBC Branch Locations
HVBC Residential Mortgage Locations
HVBC Corporate Office & Mortgage Center
HVBC Business Banking Division
CZFS Locations
Ithaca
Olean
Bath
Elmira
Owego
Vestal
Binghamton
St Marys
Scranton
Wilkes-Barre
Williamsport
Lock Haven
Clearfield
Bloomsburg
Stroudsburg
Altoona
Allentown
Easton
Reading
Lebanon
Carlisle
Harrisburg
Norristown
Philadelphia
Camden
Trenton
New Brunswick
York
Wilmington
Dover
Washington
Monticello
Delaware Bay

Note: Southeastern Pennsylvania is defined as the following counties: Bucks, Chester, Delaware Montgomery & Philadelphia
Note: Deposit market share data as of June 30, 2022
Source: S&P Capital IQ Pro; Company-provided information

FCCB FIRST CITIZENS COMMUNITY BANK

13

Demographically Accretive Acquisition

Southeastern PA Observations

- Southeastern Pennsylvania region encompasses some of the most desirable counties in the Commonwealth of Pennsylvania
- With higher education options such as Pennsylvania University, Swarthmore College, and Villanova University, the region attracts a young and educated work force
- Southeastern Pennsylvania is a diverse economic hub with established industries including Healthcare, Manufacturing, Biomedical Technology, Finance and Supply Chain
- In addition to metro Philadelphia, Southeastern Pennsylvania is home to other attractive markets such as West Chester, Media, Downingtown, King of Prussia and Conshohocken

CZFS MSA Projected Growth Trends



Weighted '27 Pop. Growth
Weighted '27 HHI Growth
2.3%
2.6%
10.2%
10.4%
CZFS
Pro Forma
CZFS
Pro Forma

Southeastern Pennsylvania Age Breakdown



Over 65
17%
Under 25
30%
55-64
13%
Population:
4,195,425
45-54
12%
35-44
13%
25-34
15%

Median Southeastern PA Counties vs. Median Pennsylvania Demographics

	Southeastern PA Counties	Remaining PA Counties
Median Population	639,897	76,476
Median HHI	$100,615	$61,705
Median Unemployment	3.9%	5.0%

FCCB FIRST CITIZENS COMMUNITY BANK

Note: Southeastern Pennsylvania is defined as the following counties: Bucks, Chester, Delaware, Montgomery & Philadelphia
Note: Household Income abbreviated to "HHI"
Source: S&P Capital IQ Pro; Forbes; Fortune; Census.gov

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 15  Note: Financial and transaction value shown as of announcement of transaction Source: S&P Capital IQ Pro  Successful Track Record of Prudent Acquisitions  CZFS Acquisitions since January 1, 2015  Transaction:  FNB of Fredericksburg  MidCoast Community Bancorp, Inc.  HV Bancorp, Inc.  Total Recent Whole Bank Acquisitions  Geography:  Fredericksburg, PA  Wilmington, DE  Doylestown, PA  --  Date Closed:  12/11/2015  4/17/2020  Est. 1H2023  --  Locations:  7  3  12  22  Purchase Price:  Cash & Stock:  $23.0 million  Cash & Stock:  $29.5 million  Cash & Stock:  $67.9 million  --  Target Assets ($000):  $232,409  $268,546  $570,647  $1,071,602  Target Loans ($000):  $146,425  $230,934  $391,338  $768,697  Target Deposits ($000):  $214,114  $212,963  $481,510  $908,587

 16  -20%  0%  20%  40%  60%  80%  -40%  Jan-15  Jan-16  Jan-17  Jan-18  Jan-19  Jan-20  Jan-21  Jan-22  CZFS  Note: Market data as of October 18, 2022 Source: S&P Capital IQ Pro  Acquisitions Driving CZFS Shareholder Return  CZFS Stock Performance since January 1, 2015  Total Return: 46%  Acquisition of FNB of Fredericksburg Completion Date: 12/11/2015  Total Return: 65%  Acquisition of MidCoast Community Bancorp, Inc.  Completion Date: 04/17/2020  Total Return: 39%

 17  (1) Core deposits defined as total deposits less time deposits > $100k Source: S&P Capital IQ Pro  Key Financial Assumptions  Targeted Cost Savings:  Identified $6.6 million in cost savings, 30% cost savings rate based upon HVBC’s LTM noninterest expense as of June 30, 2022  75% expected to be phased-in in first 12 months post-close; 100% phased-in thereafter  Loan Credit Mark:  $6.9 million total loan credit mark (1.37% of total loans est. at close)  $3.3 million PCD  $3.6 million Non-PCD  $3.6 million allowance recorded immediately at close as part of the CECL double-count  Fair Value Marks:  $6.5 million (1.29%) positive mark to HVBC loan portfolio  100% straight-line over 5 years accretion  $822 thousand write up to time deposits  $2.7 million write up to borrowings  Existing AOCI of $2.8 million on HVBC 6/30 balance sheet  Transaction Expenses:  $8.4 million in pre-tax transaction expenses  Other:  Core deposit intangible estimated represent 1.50% of HVBC’s core deposits(1) estimated at close

Transaction Impact

Pro Forma Financial Impact

Value	Metric
> 8%	2023 EPS Accretion
~5.8%	TBVPS Dilution
> 10%	2024 EPS Accretion
~2.7 years	TBV Payback Period(1)
> 20%	Internal Rate of Return

Pro Forma Financial Impact (Excl. HVBC AOCI)

Value	Metric
> 6%	2023 EPS Accretion
~4.5%	TBVPS Dilution
> 9%	2024 EPS Accretion
~2.5 years	TBV Payback Period(1)
> 20%	Internal Rate of Return

Capital Ratio Impact(2)

Value	Metric
6.7%	Pro Forma TCE / TA Ratio
8.4%	Pro Forma Leverage Ratio
11.7%	Pro Forma Tier 1 RBC
12.5%	Pro Forma TRBC

FCCB
FIRST CITIZENS COMMUNITY BANK

(1) Tangible book value payback period calculated using the crossover method; inclusive of all one-time related transaction expenses
(2) As of projected close on March 31, 2023, regulatory ratios are bank-level
Source: S&P Capital IQ Pro; Company-provided documents

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19  Building the “Better Experience Bank”

 20  Transaction Summary  Strategic and offensive transaction to create the premier community banking franchise in its markets  Extraordinary depth of community banking expertise, experience and leadership at the executive level  Pushes the combined institution clearly into a stronger market cap class for future institutional sponsorship  Continued execution of acquisition strategy to create long term franchise value and establishes CZFS as a premier consolidator in the Mid-Atlantic Region  Financially attractive transaction with strong earnings accretion numbers and reasonable tangible book value dilution metrics  Addition of HVBC accelerates CZFS’ plans to improve infrastructure and build resources for long term franchise growth